FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 21 January 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              --------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    --------------------------------------
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F
                                   ----           -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                          Yes            No  |X|
                               -------     -----


               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
                                   12g3-2(b):

                                 Not applicable.


Enclosures:

Acquisition of Travelbag Holdings Part 2         21 January 2003          12 inc


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
 NOT FOR PUBLICATION, RELEASE OR TRANSMISSION DIRECTLY OR INDIRECTLY, IN OR INTO
           THE UNITED STATES, SOUTH AFRICA AUSTRALIA, CANADA OR JAPAN

FINAL
21 January 2003, ebookers plc (LSE: ebr, Nasdaq: ebkr)
PART 2 OF 2

                                  EBOOKERS PLC
                        ACQUISITION OF TRAVELBAG HOLDINGS
        PLACING OF 11,800,658 NEW ORDINARY SHARES AT 345 PENCE PER SHARE

1.       Introduction

The Board of ebookers plc ("ebookers") is pleased to announce that agreement has been reached, subject, inter alia, to Shareholders' approval, for the acquisition of Travelbag, a leading independent travel company. The total consideration is (pound)55 million, being (pound)53.2 million in cash plus (pound)1.8 million to be satisfied by the issue of the Consideration Shares.

The cash element of the consideration comprises initial consideration of (pound)50.2 million and deferred consideration of (pound)3.0 million payable 12 months from Completion.

Evolution Beeson Gregory has fully underwritten a placing of 11,800,658 Placing Shares to raise (pound)39.8 million (net of commission) with which to fund part of the cash element of the consideration.

The Acquisition, in view of its size, is conditional upon the approval of Shareholders to be sought at the EGM convened for 6 February 2003. In addition, the Acquisition is conditional, inter alia, on the Placing Agreement and the Facility Agreement (in respect of the funding of loans for the Acquisition) becoming unconditional in all respects (other than with respect to Admission).

2.       The current business of ebookers

ebookers is a European online travel agency headquartered in London. ebookers sells to customers in eleven European countries and has physical operations in ten. It also has a low cost Business Process Outsourcing ("BPO") facility based in New Delhi, India which was fully established in 2002 and is already delivering significant cost savings on new sales. ebookers' sales mix is approximately 70 per cent. web-enabled and 30 per cent. telephone-originated, with a very small proportion of walk-in sales. ebookers is listed on the Official List of the UK Listing Authority and NASDAQ in the United States.

ebookers specialises in selling discount fares, with savings of up to 75 per cent. on published prices, obtained through its relationships with a wide range of travel suppliers. It can offer these discounts by helping travel suppliers, such as airlines and hotels, to sell their excess capacity. These special fares, known as "merchant" fares, are generally only given to a limited number of agents in each country. ebookers has merchant supplier relationships with leading airlines, hotels as well as major car hire, insurance, holiday and cruise companies.

ebookers has undergone rapid expansion both organically and through acquisitions. It has roots in the 20 year old travel business Flightbookers, which it was spun out of in 1999, and which it acquired in November 2000, its largest acquisition before the proposed acquisition of Travelbag. These roots,


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

along with a European acquisition strategy focused on acquiring established merchant fare specialists, have given ebookers what it believes to be one of the largest ranges of discount merchant supplier relationships in the European online travel industry. ebookers has a management team that is highly experienced in travel, with nearly 50 years collective travel experience on the Executive Board alone.

3.       Information on Travelbag

The business of Travelbag was founded over 20 years ago. It is a private UK company with headquarters in Alton, Hampshire. Travelbag operates three brands in Travelbag, Travelbag Adventures and Bridge The World and is a leading UK travel agency specialising in the sale of merchant fare mid and long haul flights, hotels and other travel products, mainly to and in Australasia and the Far East. Its sales are made via the telephone, shops and the internet. Travelbag has separate websites for all three of its brands.

Over 90 per cent. of Travelbag's gross sales are merchant fares and sales to retail customers account for 95 per cent. of its business. Travelbag does not operate in the lower margin wholesale travel sector and, like ebookers, it seldom takes inventory risk. Travelbag has a UK customer base and a customer mailing list of approximately 1.4 million addresses.

4.       Background to the Acquisition

ebookers has undergone rapid expansion through both organic growth and acquisition since its incorporation in 1999. During this time it has developed expertise in acquiring predominantly "offline" travel companies (i.e. operations with mainly telephone agency sales) and transferring much of their business onto the internet using ebookers technology infrastructure and internet expertise. The Company has made 12 acquisitions to date of predominantly offline travel companies.

ebookers' Chairman and Directors have publicly stated their intention to make large-scale acquisitions of mainly offline travel companies with a target of (pound)1bn of annualised gross sales through both acquisitive and organic growth within the next two years. The Directors believe that this acquisition strategy has the potential to benefit ebookers in the following ways:

- increased scale will lead to higher margins through better buying and negotiating power with suppliers;

- cost synergies can be realised through the use of ebookers' Indian BPO. This facility has the capability of rapidly reducing processing and administrative costs of an acquired entity;

- the growth rate of the acquired business can be increased by taking it online using ebookers' technology and expertise; and

- to the extent that the acquired company has a different travel focus (in terms of destinations serviced, products sold, supplier relationships or expertise), this can be used to benefit the entire ebookers Group, enhancing the customer appeal of ebookers and assisting it in achieving its goal of offering customers one of the widest and best value product ranges on the web.

5.       Reasons and Benefits of the Acquisition


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

The Directors believe that the Acquisition of Travelbag satisfies all of these criteria for the following reasons:

- the combined entity will be substantially larger than ebookers is currently and should therefore be able to command increased buying and negotiating power with suppliers;

- by combining administrative operations and utilising ebookers' Indian BPO, ebookers expects to be able to deliver significant cost savings and operating synergies. The transfer of certain functions will mirror transfers of 14 disciplines that have already occurred from ebookers' existing UK operations, including software development, data entry, some telesales, email sales, accounting and customer service. ebookers' BPO currently has 350 staff. It has the capacity to expand to 750 staff, with the option for further expansion if required. Staff costs (including overheads) are significantly less in the Indian BPO than in Europe. As ebookers' BPO is already fully established the Directors believe that it will be possible to rapidly transfer appropriate Travelbag functions to this low cost operating environment.

- Travelbag has a complementary and highly attractive product and destination focus. Approximately 98 per cent. of its UK travel bookings are mid and long haul compared to 70 per cent. of ebookers' current UK bookings. The Directors believe that a mid and long haul focus is superior to short haul because it does not compete with low-cost airlines and "no frills airlines" such as easyJet and Ryanair and sales are of higher value thus making commission per transaction higher. The average transaction value of Travelbag is(pound)1,450 compared to ebookers' average transaction value of(pound)567. Travelbag would significantly increase ebookers' capabilities in key markets in which its position is currently relatively small. In particular, Travelbag is a market leader in the Australian and New Zealand market as well as being strong in Asia, whereas ebookers' largest market is North America. ebookers expects that there will also be significant opportunity to increase the product range of Travelbag by using ebookers' supplier relationships. For example Travelbag currently has minimal sales to Europe and the Caribbean;

- Travelbag is an established and well-known travel company with three mid and long haul leisure brands and is currently serving approximately 240,000 passengers per year. The UK online travel market is undergoing expansion as Internet usage increases representing a significant opportunity for ebookers to use its technology and expertise to rapidly increase Travelbag's online sales;

- following the Acquisition, all UK businesses will be integrated into a single operating unit under a single management team, combining major operating departments including IT, finance, ticketing, dispatch, product technology and human resources, and thereby achieving significant cost savings;

- ebookers currently expects to retain separate brands for both ebookers and Travelbag with departments divided into brand divisions where it is appropriate. This multibrand strategy will be revised and amended only if it is in the Enlarged Group's best interest to do so; and

- ebookers will review the property portfolio of the combined business and reduce overheads as appropriate.


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


In addition, ebookers expects to grow the online sales of the acquired brands through implementing the following measures:

- ebookers is investing considerable resources in implementing single, group-wide IT systems giving it the ability to process large volumes of multi-product automated web-based sales, combined with efficient information, financial and reporting systems. A common front-end system is already in place in nine languages, and a new web-based middle office system is being implemented in the UK and Ireland and will be extended across all Group operations. ebookers is also investing in a new back office accounting system for its European offices, which has already gone live in its UK and Irish subsidiaries;

- Travelbag has made significant developments with its websites and Internet sales and ebookers' Directors believe that there is an opportunity to advance these further using ebookers' internet technology and expertise. The technology systems of the combined group will be reviewed after the acquisition to achieve this aim. ebookers' Directors aim to transform the customer experience and transactional capability of Travelbag's websites;

- ebookers has considerable experience of growing the Internet sales of offline travel businesses and has developed sales and marketing processes, including advertising campaigns, and "online booking incentives" to encourage traditionally offline customers to transfer to using the Internet to make bookings. This is a gradual process which must be handled carefully and ebookers has expertise in this area; and

- Travelbag's brands are both recognised and respected. ebookers will seek to capitalise on these assets to obtain new online customers who have not previously made bookings with either Travelbag or ebookers.

6.       Financial Information on Travelbag

The following summary financial information relates to Travelbag for the three years and seven months ended 31 October 2002:

                                                              Seven months
                                                                     ended
                                                                        31             Year ended 31 March
                                                                   October         ------------------------------
                                                                      2002         2002         2001         2000
                                                               (pound)'000  (pound)'000  (pound)'000  (pound)'000
Gross sales                                                        116,305      165,788      140,862      119,780
Turnover                                                           113,828      161,764      137,141      116,983
Gross profit                                                        17,669       23,699       20,734       18,907
Gross margin (as % of gross sales)                                   15.2%        14.3%        14.7%        15.8%
Profit on ordinary activities before taxation                          392        1,347        1,422        (900)


Travelbag has reported substantial growth in revenues since 1999 and the gross margin as a percentage of gross sales has remained high. This is due to the business's continued focus on high margin and value Australasian sales and non-air products.

A period of low fares in late 1998 and early 1999 resulted in customers bringing their travel plans forward. In consequence, volumes in the first half of the year to 31 March 2000 were lower than normal. This, combined with a lack of


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

attention to costs control, resulted in a poor trading performance in that year.

Peter Liney, who had joined the group in late 1999, introduced a much stronger level of controls on costs and, with more normal trading conditions, the group returned to profitability in the following year.

The year ended 31 March 2002 was badly affected by the events of September 11 2001. However, despite this, there was an improving volume of sales as a result of the acquisition of Bridge The World.

In the current year, there has been continued emphasis on improving margins. Profit on ordinary activities before taxation for the seven months ended 31 October 2002 was (pound)0.4m. Traditionally, Travelbag produces most of its profit in the months January to April as this is the peak selling period for its key high value Australasian destinations, this peak period is not reflected in the seven months ended 31 October 2002 highlighted above.

7.       Financial effects of the Acquisition

The approach of ebookers' Directors is to make acquisitions that will be earnings enhancing and bring attractive financial benefits to the Group. Travelbag is a profitable entity, with post tax earnings of (pound)1.3m in the year ended 31 March 2002.

8.       Board Change

It was announced on 21 January 2003 that Dr Sanjiv Talwar, the Group's Managing Director, had resigned from the Board, with immediate effect, for health reasons.

Initially, his responsibilities will be taken over by the Chief Executive, Dinesh Dhamija, and by other members of the management team, which has been strengthened over the previous 12 months by a number of appointments.

Dr Talwar has informed the Board that he intends to exercise options over 1.5 per cent. of the share capital of the Enlarged Group. He has entered into an agreement with Evolution Beeson Gregory pursuant to which it has agreed to use reasonable endeavours to place one million Ordinary Shares on his behalf at the Placing Price, conditional upon Completion. Following the sale of these shares he will hold approximately 250,000 Ordinary Shares and will hold options over 2 per cent. of the share capital of the Enlarged Group.



9.       Management and employees

Following the Acquisition, it is intended that Peter Liney, currently the Managing Director of Travelbag, will join the senior management team as UK Group Managing Director, reporting to the Board on all UK operations of the combined business. Peter Bradshaw, Travelbag's finance director, will take responsibility for the finance functions of the UK Group.

Peter Liney worked for British Airways from 1988-1999 holding various senior positions including Head of Leisure Sales for the UK and General Manager, Asia-Pacific Alliances. Peter Bradshaw's previous experience includes five years corporate finance work with Ernst & Young and Chief Financial Officer and Finance Director positions with technology start-ups and turnarounds.


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

It is also intended that other senior management of Travelbag will join the Enlarged Group to ensure continuity in operations and further strengthening of ebookers' travel management expertise.

10.      Current Trading and Prospects

The fourth quarter of the year is the weakest seasonal quarter for ebookers and this, combined with difficult trading conditions, caused a slow down in bookings. However, throughout this period, ebookers has maintained good margins on its business which has ensured a satisfactory outturn for the year. Business to date in January indicates that trading has returned to more normal levels, despite the current world environment, in what is our busiest trading period. The Board is also pleased to note that in this period prices have continued to hold up at expected levels.

Trading in Travelbag was in line with expectations until the terrorist incident in Bali in October 2002. Business in November and December has suffered a downturn but management believes that the effect of that incident is now passing and volumes in January are beginning to improve. Management remains confident of a satisfactory outturn for the year.

Accordingly, the Directors view the future for the Enlarged Group with optimism, albeit that, in the event of an outbreak of war in the Middle East or other similar event, there will inevitably be a temporary downturn in volumes but, as both ebookers and Travelbag seldom carry inventory there is minimal balance sheet risk. Historically, such downturns have been followed by a quick return to normality for travel agents, particularly so far as European travellers are concerned.

11.      The Placing

ebookers has entered into a Placing Agreement with Evolution Beeson Gregory pursuant to which, inter alia, Evolution Beeson Gregory has agreed to procure Placees for 11,800,658 Placing Shares at the Placing Price, the net proceeds of which shall be paid to the Vendors to satisfy (pound)39.8 million of the consideration payable pursuant to the Acquisition Agreement. The Placing Shares will rank pari passu in all respects with the Ordinary Shares. The Placing, which has been fully underwritten by EVBG, is conditional, inter alia, upon the passing of the Resolutions; the Acquisition Agreement and the Facility Agreement (in respect of the funding of loans required for the Acquisition) remaining in full force and effect and becoming wholly unconditional on or prior to Admission; and Admission.

Any New Ordinary Shares to be issued pursuant to the Placing and Acquisition will be credited as fully paid and will rank pari passu in all respects with the existing Ordinary Shares, including the right to receive all future dividends and other distributions declared, paid or made in respect of Ordinary Shares from the date of issue. New Ordinary Shares are not being made available in whole or in part to the public and are not being offered or sold in the United States, Canada, South Africa, Australia, Japan or any other jurisdiction where it would be unlawful to do so.

Application has been made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities respectively. It is expected that Admission will become effective and that dealings for normal settlement will commence on 7 February 2003.

12.      Bank Loan


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The Acquisition will be funded in part by revolving and term loan credit facilities in an aggregate principal amount of (pound)25 million provided by Barclays Bank plc and to be made available to ebookers. These facilities are to be secured by cross-guarantees from certain companies within the Enlarged Group, supported by pledges over the shares of companies within the Enlarged Group.

13.      The Acquisition

ebookers has entered into the Acquisition Agreement under which ebookers has conditionally agreed to purchase the entire issued share capital of Travelbag for an aggregate consideration of (pound)53.2 million in cash and the allotment of the Consideration Shares.

The cash element of the consideration comprises (pound)50.2 million of initial consideration and (pound)3.0 million of deferred consideration, payable 12 months from Completion. The initial consideration will be satisfied as to (pound)39.8 million from the net proceeds of the Placing, with the balance to be provided from the Bank Loan.

Each of the parties to the Acquisition Agreement who will receive Consideration Shares has agreed with ebookers that he will not for a period of six months from Completion, without the previous consent of ebookers and subject to certain exceptions, dispose or agree to dispose of any of the Consideration Shares or any interest therein (unless a general offer has been made for the issued share capital of ebookers).

The Acquisition is conditional, inter alia, on the passing of the Resolutions and the conditions in the Placing Agreement and Facility Agreement (in respect of the funding of loans required for the Acquisition); being fulfilled or waived.

14.      Dividends

ebookers has a deficit on its distributable reserves and is therefore not in a position to pay dividends. When the Board considers it appropriate to do so, actions will be taken to enable the Company to make dividend payments.

15.      Share Certificates and CREST

Subject to the satisfaction of the conditions to the Placing Agreement, the New Ordinary Shares to be issued pursuant to the Acquisition and the Placing will be registered in the names of the Placees validly subscribing for the Placing Shares and in the names of the Vendors receiving the Consideration Shares. The New Ordinary Shares will be in registered form and it is expected that definitive share certificates will be despatched to those Placees and Vendors who have elected to receive their New Ordinary Shares in certificated form within five business days of the commencement of dealings in the New Ordinary Shares.

The CREST accounts of those Placees and Vendors who have elected to receive their New Ordinary Shares in uncertificated form are expected to be credited as soon as practicable after Admission. CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by written instrument. The Articles of Association of ebookers permit the holding and transfer of Ordinary Shares under CREST. CREST is a voluntary system and holders of New Ordinary Shares who wish to retain share certificates will be able to do so.

16.      Notice of Extraordinary General Meeting

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The Acquisition is conditional upon the approval of Shareholders because of its size. A notice convening the Extraordinary General Meeting to be held at 9.00 am on 6 February 2003 at the offices of Linklaters, One Silk Street, London EC2Y 8HQ, for the purpose of considering and, if thought fit, passing Resolutions proposing to:

(i) approve the Acquisition on the terms and subject to the conditions of, and for the consideration specified in, the Acquisition Agreement;

(ii) increase the authorised share capital of ebookers from (pound)9,999,999.80 to (pound)14,636,189.54 by the creation of
            33,115,641 new ordinary shares of 14p each to rank pari passu in all respects with the existing ordinary shares of 14p each in the Company in order to effect the Placing and Acquisition. This represents an increase of approximately 46 per cent. over the current authorised share capital of ebookers. If this resolution is passed, and the Placing and Acquisition proceed, there will be 42,153,804 authorised but unissued Ordinary Shares of ebookers following the Placing and Acquisition, (representing approximately 68 per cent. of the enlarged issued share capital of ebookers), calculated on the assumption that the price per Consideration Share is the Placing Price; and

(iii) in addition to, distinct from, and without prejudice to all existing authorities conferred on Directors, generally and unconditionally authorise the Directors under section 80 of the Act to allot relevant securities up to an aggregate nominal amount of(pound)996,660.10 (representing approximately 14 per cent. of the current issued share capital of ebookers) in connection with the Placing and the Acquisition, such authority to expire on the date of the annual general meeting in 2008 or on 6 February 2008, whichever is the earlier. Assuming the resolution is passed, the authority of the Directors to allot relevant securities will, when aggregated with the authority granted to the Directors under section 80 of the Act at the extraordinary general meeting of ebookers on 21 November 2001, relate to an aggregate nominal amount of (pound)2,717,487.56, representing approximately 39 per cent. of the current issued share capital of ebookers. Upon Completion of the Placing and Acquisition, the maximum amount of relevant securities which the Directors will have the authority to allot will be(pound)992,850.04, which represents approximately 14 per cent. (calculated on the assumption that the price per Consideration Share is the Placing Price) of the total issued share capital of ebookers as at 20 January 2003 (being the latest practicable date prior to the publication of this announcement). Save in respect of the issue of the New Ordinary Shares pursuant to the Placing Agreement and Acquisition Agreement and any issues of Ordinary Shares pursuant to the ebookers Share Option Schemes, the Directors have no current intention to exercise the existing or the proposed authority to allot relevant securities.

The authority to allot securities being sought at the forthcoming Extraordinary General Meeting will be additional to and distinct from any like authority (including, without limitation, the authority to allot securities granted to the Directors at ebookers' extraordinary general meeting held on 21 November 2001).

The resolutions described in paragraphs (i) to (iii) will be proposed as ordinary resolutions.
If resolutions (ii) and (iii) above are not passed, then, provided that resolution (i) is passed, the Directors intend to use their existing authority under section 80 of the Act granted to them at ebookers' extraordinary general


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

meeting on 21 November 2001 to allot the New Ordinary Shares.

Dinesh Dhamija

Chairman and Chief Executive Officer


For further information:

Oliver Strong                                               +44 (0) 20 7489 2239

oliver.strong@ebookers.com                                  +44 (0) 7771 934 153



Dinesh Dhamija                                                 +44 20  7489 2202

Nigel Addison Smith                                            +44 20  7489 2206

Peter Liney                                                    +44 20 7489 2206



Cubitt Consulting (UK)

Fergus Wylie/ Peter Ogden                                   +44 (0) 20 7367 5130

peter.ogden@cubitt.com                                      +44 (0) 7811 124 197


US Federal Securities Law
This press release is not an offer of the New Ordinary Shares for sale into the United States. The New Ordinary Shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of the New Ordinary Shares in the United States.

About ebookers plc
ebookers is a leading pan-European online travel agency offering complete one-stop, online shopping with a host of travel products and services, including negotiated discount airfares with 120 airlines, and discounts with over 20,000 hotels worldwide. ebookers plc and its subsidiaries sell to customers in the following eleven countries: Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK, and the company has a business process outsourcing facility in India. ebookers is listed on the London Stock Exchange and the Nasdaq in the United States of America.

Forward Looking Statements
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrated companies across Europe including Travelbag Holdings, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or

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

in commission rates, reduce its operating costs through outsourcing certain functions to India, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange the Nasdaq National Market and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.

Definitions
Unless otherwise stated, all definitions included in this announcement shall have the same meaning as in the Listing Particulars dated 21 January 2003.

The Placing
The Placing is directed only at persons having professional experience in matters relating to investments and accordingly, the Placing Shares will only be available to such persons.

Evolution Beeson Gregory is acting exclusively for ebookers in connection with the Placing and no-one else and will not be responsible to anyone other than ebookers for providing the protections afforded to customers of Evolution Beeson Gregory nor for providing advice in connection with the Placing and the Acquisition or any other matters referred to in this announcement.

This announcement has been issued by ebookers and is the sole responsibility of ebookers. This announcement is for information purposes only and does not constitute an offer or invitation to acquire or dispose of any such investment advice.

Overseas Shareholders
The New Ordinary Shares have not been, and will not be, registered under the Securities Act or under the securities laws of any state of the United States or qualify for distribution under any of the relevant securities laws of Canada, South Africa, Australia or Japan nor has any prospectus in relation to the New Ordinary Shares been lodges with, or registered by, the Australian Securities and Investments Commission. Accordingly the New Ordinary Shares have not been and will not be, directly or indirectly, offered, sold, taken up, delivered or transferred, in or into the United States, Canada, South Africa, Australia, Japan or any other jurisdiction where it would be unlawful to do so. Overseas Shareholders and any person (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward this announcement to a jurisdiction outside the United Kingdom should seek appropriate advice before taking any action.

The New Ordinary Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Ordinary Shares or the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the Unites States.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc


Dated:  January 21 2003                              /s/ Helen O'Byrne
                                                     -------------------------
                                                     Helen O'Byrne
                                                     Company Secretary


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